Exhibit 4.5

Amendment No. 2 Unique Fabricating, Inc.
2014 Omnibus Performance Award Plan

Section III(a) of the Unique Fabricating, Inc. 2014 Omnibus Performance Award Plan (the “Plan”) shall be amended to read in its entirety as follows:

“(a) Number of Shares of Common Stock. Subject to the adjustments provided in Article X of the Plan, the aggregate number of shares of the Common Stock which may be granted for all purposes under the Plan shall be 700,000 shares of Common Stock. Shares of Common Stock underlying Plan Awards and shares of Common Stock directly awarded hereunder (whether or not on a restricted basis) shall be counted against the limitation set forth in the immediately preceding sentence and may be reused to the extent that the related Plan Award to any individual is settled in cash, expires, is terminated unexercised, or is forfeited. To the extent that a Stock Appreciation Right related to an Option is exercised, such Option shall be deemed to have been exercised and vice versa. Common Stock granted to satisfy Plan awards under the Plan may be authorized and unissued shares of the Common Stock, issued shares of such Common Stock held in the Corporation’s treasury or shares of Common Stock acquired on the open market.”
Except as specifically amended the Plan shall remain in full force and effect.